EXHIBIT 11

GRACO INC. AND SUBSIDIARIES
COMPUTATION OF NET EARNINGS PER COMMON SHARE

(Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 27, 2003	June 28, 2002	June 27, 2003	June 28, 2002
	(in thousands except per share amounts)
Net earnings applicable to common
shareholders for basic and
diluted earnings per share	$24,463	$21,516	$42,657	$37,062

Weighted average shares outstanding
for basic earnings per share	45,663	47,563	46,448	47,261

Dilutive effect of stock options computed
using the treasury stock method
and the average market price	737	811	702	866

Weighted average shares outstanding
for diluted earnings per share	46,400	48,374	47,150	48,127

Basic earnings per share	$ 0.54	$ 0.45	$ 0.92	$ 0.78

Diluted earnings per share	$ 0.53	$ 0.44	$ 0.90	$ 0.77